UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description December Update/Management Change/Share Allotment dated 08 January 2024

Press Release

8 January 2024

Argo Blockchain plc

("Argo" or "the Company")

December Operational Update
Change in Company Management
Share Allotment

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for December 2023.

During the month of December, the Company mined 155 Bitcoin, or 5.0 Bitcoin per day. This is a 4% increase in daily Bitcoin production compared to the prior month, driven by increased transaction fees on the network, greater operational efficiency and offset by an increase in network difficulty.

Mining revenue in December 2023 amounted to $6.6 million, an increase of 25% compared to the prior month (November 2023: $5.3 million) and the highest revenue month of 2023. December was the fourth consecutive month where revenue grew by more than 18% month over month and daily Bitcoin production increased month over month.

As of 31 December 2023, the Company held 9 Bitcoin on its balance sheet and other digital assets worth the equivalent of 18 Bitcoin.

Month	Bitcoin Mined	Unaudited Mining Revenue, excluding power credits ($USD in millions)(1)
January 2023	168	$3.4
February 2023	162	$3.8
March 2023	161	$4.1
April 2023	144	$4.2
May 2023	173	$4.7
June 2023	139	$3.8
July 2023	129	$3.9
August 2023	105	$2.9
September 2023	136	$3.6
October 2023	143	$4.3
November 2023	145	$5.3
December 2023	155	$6.6

(1)  The Company accrued power credits of $0.2 million, $1.3 million, and $4.4 million in Q1 2023, Q2 2023, and Q3 2023, respectively. The preliminary and unaudited estimate for Q4 2023 power credits is in the range of $0.5 to $1 million.

Management Commentary

Argo's Chief Executive, Thomas Chippas, said, "I am delighted to close out 2023 with our strong performance both in December and in the full fourth quarter. During the fourth quarter, our daily production was 4.8 Bitcoin per day, which was a 20% increase from the prior quarter. This is despite a 19% increase in monthly average network difficulty in the fourth quarter compared to the prior quarter."

Grant of Equity Awards

On 5 December 2023, the Company granted 1,379,727 Restricted Stock Units ("RSUs") in accordance with the 2022 Equity Incentive Plan approved by shareholders at the Company's 2022 Annual General Meeting. The RSUs vest over a three-year period, with first vesting occurring six months from the date of grant (at which point 6/36ths vest) and, thereafter, the RSUs vest at a rate of 3/36th per quarter for the remainder of the vesting period subject to the continued employment of the grantee.

Change to Company Management and Share Allotment

Effective 5 January 2024, Seif El-Bakly stepped down from his position as Chief Operating Officer to pursue other opportunities. The Company thanks Mr. El-Bakly for leading Argo as Interim CEO from February to November 2023, and it wishes him well. The operations team has been reporting to the Chief Strategy Officer Sebastien Chalus since February 2023, and Mr. Chalus will continue to oversee all operations going forward.

As part of Mr. El-Bakly's separation agreement, his previously awarded Performance Share Units ("PSUs") will vest effective 5 January 2024. To effectuate this vesting, the Company has issued 1,973,892 new ordinary shares of £0.001 each in the capital of the Company ("PSU Shares").

The new PSU Shares will rank pari passu with the existing Ordinary Shares in issue and application will be made for the new Ordinary Shares to be admitted to the Official List and to trading on the Main Market of the London Stock Exchange PLC ("PSU Admission"). PSU Admission is expected to occur, and dealings in the new Ordinary Shares commence, on 11 January 2024.

Total Voting Rights

Following the PSU Admission, the Company will have a total of 538,937,363 Ordinary Shares in issue. No Ordinary Shares are held in treasury. The above figure may be used by the Company's shareholders as the denominator for the calculations by which they can determine whether they are required to notify their interest in, or a change of their interest in, the Company under the FCA Disclosure Guidance and Transparency Rules.

The information communicated in this announcement is inside information for the purposes of Article 7 of Regulation 596/2014.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 January, 2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer